unaxis

05011176

82- 34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SEC MAIL PROCESSING SECTION RECEIVED SEP 12 2005 WASH. D.C. 185

Date September 9, 2005
Contact Martina C. Schuler

SUPPL

Unaxis Holding AG
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding AG

i.A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

PROCESSED
SEP 14 2005
THOMSON
FINANCIAL

Enclosure

- **Disclosure of interests in accordance with stock market rules**

9/14

Unaxis Management AG
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@unaxis.com
www.unaxis.com

Rule 12g3-2(b) File No. 82-5190

Media Release

Disclosure of interests in accordance with stock market rules

Pfäffikon SZ, September 8, 2005 – IHAG Holding AG, Bleicherweg 18, 8002 Zurich, announced that it and its majority shareholder, Ms. Hortense Anda-Bührle, Zollikerstrasse 178, 8008 Zurich, together held 1,683,281 or 11.90% of the registered shares of Unaxis Holding AG.

According to a further announcement by IHAG-Holding AG, on September 5, 2005, the voting rights held by IHAG and its majority shareholder, Ms. Hortense Anda-Bührle, fell beneath the 5% threshold level.

Representative of the aforementioned shareholders is Mr. Bernhard Müller, c/o IHAG Holding AG; Bleicherweg 18, 8002 Zurich.

For further information, please contact:

Unaxis Management AG
Media Relations
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.